FORM 1-A/A

05054728

BEST AVAILABLE COPY

RECEIVED
MAY 1 2 2005
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Colorado Movies, Inc.
File No 24-10111

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Signature

May 12, 2005
Dated

RECD S.E.C.
MAY 1 2 2005
1086

PROCESSED
MAY 1 7 2005
THOMSON FINANCIAL